

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 11, 2025

Robert Bailey
Chief Financial Officer
Houston American Energy Corp.
801 Travis Street, Suite 1425
Houston, TX 77002

> **Re: Houston American Energy Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed February 28, 2025**
> **File No. 001-32955**

Dear Robert Bailey:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Lee McIntyre